UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Amendment No. 1

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GLOBAL INDEMNITY PLC

(Name of Subject Company (Issuer) and Filing Person (Offeror))

A Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G39319101

(CUSIP Number of Class of Securities)

Global Indemnity plc

Attention: Thomas M. McGeehan

ARTHUR COX BUILDING

EARLSFORT TERRACE

DUBLIN 2, IRELAND

+ 353 (0) 1 618 0000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Thomas Ivey, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1100

Palo Alto, CA 94301

(650) 470-4500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$61,000,000	$6,990.60

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $61,000,000 of A ordinary shares of Global Indemnity plc at a purchase price of not more than $22.00 and not less than $19.25 per share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,990.60	Filing Party:	Global Indemnity plc
Form or Registration No.:	Schedule TO	Date Filed:	May 9, 2012

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Global Indemnity plc, a company formed under the laws of Ireland (“Global Indemnity” or the “Company”), on May 9, 2012 (the “Schedule TO”), in connection with Global Indemnity’s offer to purchase, for not more than $61,000,000 cash, it’s A ordinary shares, par value $0.0001 per share (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not greater than $22.00 nor less than $19.25 per Share (“Auction Tenders”), or (ii) purchase price tenders (“Purchase Price Tenders”), in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated May 9, 2012 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the Letter of Transmittal (the “Letter of Transmittal”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO, which, as they may be amended or supplemented from time to time, constitute the “Tender Offer.”

The information in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The Offer to Purchase is hereby amended as follows:

(1) The title on the cover of the Offer to Purchase is hereby amended to remove the phrase “Up to 3,168,831”.

(2) The first sentence in the first paragraph on the cover of the Offer to Purchase is hereby amended to replace the phrase “cash up to 3,168,831 of” with the phrase “not more than $61,000,000 in cash”.

(3) The first sentence in the first paragraph under “What will be the Purchase Price for the Shares and what will be the form of payment?” in the Summary Term Sheet of the Offer to Purchase is hereby amended to replace the phrase “cash up to 3,168,831 of” with the phrase “not more than $61,000,000 in cash”.

(4) The final sentence of the first paragraph under “What will be the Purchase Price for the Shares and what will be the form of payment?” in the Summary Term Sheet of the Offer to Purchase is hereby amended to add the following language at the end of the sentence:

“, which is below the closing market price for the Shares on May 8, 2012, the last full trading day prior to the public announcement of the Offer, when the closing market price on the NASDAQ was $19.34. As a result, the Purchase Price may be less than this last reported price per Share.”

(5) The third sentence in the first paragraph under “How many Shares is Global Indemnity offering to purchase?” in the Summary Term Sheet of the Offer to Purchase is hereby amended to replace the word “maximum” with the word “total.”

(6) The last sentence in the first paragraph under “How many Shares is Global Indemnity offering to purchase?” in the Summary Term Sheet of the Offer to Purchase is hereby amended to replace the word “minimum” with the word “total.”

(7) The paragraph under “What is the recent market price for the Shares?” in the Summary Term Sheet of the Offer to Purchase is hereby amended to add the following sentence before the last sentence:

“The Purchase Price may be less than the last reported price per Share on May 8, 2012.”

(8) The following question and answer is added immediately prior to the last question and answer in the Summary Term Sheet of the Offer to Purchase:

“How will the consummation of the Offer impact the Company’s financial statements?

The consummation of the Offer will have the following effect on our financial statements: our cash and cash equivalents, total stockholders’ equity and number of outstanding Shares will be decreased while our earnings/loss per Share at any given level of our net income/loss will increase proportionately by virtue of the decrease in our outstanding Shares. See Section 17.”

(9) The second sentence in the first paragraph under Introduction of the Offer to Purchase is hereby amended to replace the phrase “up to 3,168,831” with the phrase “for not more than $61,000,000 in cash our”

(10) The second to last paragraph under Introduction of the Offer to Purchase is hereby amended to add the following sentence before the last sentence:

“The Purchase Price may be less than the last reported price per Share on May 8, 2012.”

(11) The first sentence of the ninth paragraph in Section 2 (“Purpose of the Offer; Certain Effects of the Offer.”) of the Offer to Purchase is hereby amended to replace the phrase “up to 3,168,831” with the phrase “not more than $61,000,000 in cash of.”

(12) The second sentence of the third paragraph in Section 3 (“Procedure for Tendering Shares.”) of the Offer to Purchase is hereby amended to add the following language at the end of the sentence:

“, which is below the closing market price for the Shares on May 8, 2012, the last full trading day prior to the public announcement of the Offer, when the closing market price on the NASDAQ was $19.34. As a result, the Purchase Price may be less than this last reported price per Share.”

(13) The sub-heading entitled “Incorporation by Reference” in Section 10 (“Certain Information Concerning the Company.”) of the Offer to Purchase is hereby amended to (i) delete the final bullet point and the accompanying text and (ii) add the following bullet point after the first bullet point:

“The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed with the SEC on May 10, 2012.”

(14) The third sentence in the first paragraph in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”) of the Offer to Purchase is hereby amended to replace the word “maximum” with the word “total.”

(15) The fourth sentence in the first paragraph in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”) of the Offer to Purchase is hereby amended to replace the word “minimum” with the word “total.”

(16) Section 17 (“Miscellaneous.”) of the Offer to Purchase is renumbered as “18. Miscellaneous.”

(17) The following is inserted as Section 17 of the Offer to Purchase:

“17. Financial Information.

The consummation of the Offer will have the following effect on our financial statements:

•	our cash and investments will decrease by the total amount of funds used by us to consummate the Offer, including the payment of fees and expenses in connection with the Offer;

•	total stockholders’ equity will decrease by the amount of funds used to pay for the Shares acquired in the Offer and fees and expenses incurred in connection with the Offer;

•	the number of our outstanding Shares will be decreased by the number of Shares acquired in the Offer; and

•	our earnings/loss per Share at any given level of our net income/loss will increase proportionately by virtue of the decrease in our outstanding Shares.”

Item 10. Financial Statements.

Item 10 of the Schedule TO is hereby amended and restated as follows:

(a) Not Applicable. In accordance with the instructions to Item 10 of Schedule TO, the financial statements are not considered material because: (1) the consideration offered consists solely of cash; (2) the Offer is not subject to any financing condition; and (3) the offeror is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR.

(b) The information set forth in the Offer to Purchase under Section 17 (“Financial Information”) is incorporated herein by reference.

The Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 9, 2012, is hereby amended as follows:

(1) The title of the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 9, 2012, is hereby amended to remove the phrase “up to 3,168,831 of.”

(2) The first sentence in the first paragraph of the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 9, 2012, is hereby amended to replace the phrase “cash up to 3,168,831 of” with the phrase “not more than $61,000,000 in cash.”

The Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 9, 2012, is hereby amended as follows:

(1) The title of the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 9, 2012, is hereby amended to remove the phrase “up to 3,168,831 of.”

(2) The first sentence in the first paragraph of the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 9, 2012, is hereby amended to replace the phrase “cash up to 3,168,831 of” with the phrase “not more than $61,000,000 in cash.”

(3) The title of the Instruction Form attached to Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 9, 2012, is hereby amended to remove the phrase “up to 3,168,831 of.”

(4) The first sentence in the first paragraph of the Instruction Form attached to the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 9, 2012, is hereby amended to replace the phrase “cash up to 3,168,831 of” with the phrase “not more than $61,000,000 in cash.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL INDEMNITY plc

By:	/s/ Thomas M. McGeehan
Name:	Thomas M. McGeehan
Title:	Chief Financial Officer

Date: May 21, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 9, 2012.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 9, 2012.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 9, 2012.*

(a)(1)(F)	Summary Advertisement, dated May 9, 2012.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press release announcing the Tender Offer, dated May 9, 2012 (incorporated by reference from the Company’s Form 8-K filed with the SEC on May 9, 2012).

(b)	None.

(d)(1)	Amended and Restated Shareholders’ Agreement dated as of July 2, 2010 among Global Indemnity plc (as successor to United America Indemnity, Ltd. and the Shareholders Named Therein (incorporated by reference from Form 8-K12B, filed with the SEC on July 2, 2010).

(d)(2)	Assignment and Assumption Agreement relating to the Amended and Restated Shareholders Agreement, dated July 2, 2010 (incorporated herein by reference to Exhibit 10.7 of our Current Report on Form 8-K12B dated July 2, 2010 (File No. 001-34809))

(d)(3)	Global Indemnity plc Share Incentive Plan, amended and restated effective July 2, 2010 (incorporated herein by reference to Exhibit 10.1 of our Current Report on Form 8-K12B dated July 2, 2010 (File No. 001-34809)).

(d)(4)	Amendment to Global Indemnity plc Share Incentive Plan dated July 2, 2010 (incorporated herein by reference to Exhibit 10.2 of our Current Report on Form 8-K12B dated July 2, 2010 (File No. 001-34809)).

(d)(5)	Deed Poll of Assumption for United America Indemnity, Ltd. Share Incentive Plan by Global Indemnity plc, dated July 2, 2010 (incorporated herein by reference to Exhibit 10.3 or Current Report on Form 8-K12B dated July 2, 2010 (File No. 001-34809)).

(d)(6)	Global Indemnity plc Annual Incentive Awards Plan, as amended and restated as of July 2, 2010 (incorporated by reference from Form 8-K12B, filed with the SEC on July 2, 2010).

(d)(7)	Deed Poll of Assumption for United America Indemnity, Ltd. Annual Incentive Award Program by Global Indemnity plc, dated July 2, 2010 (incorporated herein by reference to Exhibit 10.5 of our

Current Report on Form 8-K12B dated July 2, 2010 (File No. 001-34809)).

(d)(8)	Indemnification Agreement, by and among United America Indemnity Ltd., and Fox Paine Capital Fund II International L.P., dated as July 2, 2010 (incorporated by reference from Form 8-K12B, filed with the SEC on July 2, 2010).

(d)(9)	Employment Agreement for Larry A. Frakes, dated May 10, 2007 (incorporated herein by reference to Exhibit 10.1 of the Quarterly Report of United America Indemnity, Ltd. on Form 10-Q filed on May 10, 2007 (File No. 000-50511)).

(d)(10)	Amended and Restated Employment Agreement for Larry A. Frakes, dated February 5, 2008 (incorporated herein by reference to Exhibit 10.1 of the Current Report of United America Indemnity, Ltd. on Form 8-K filed on February 8, 2008 (File No. 000-50511).

(d)(11)	Amended and Restated Employment Agreement for Larry A. Frakes, dated August 14, 2009 (incorporated herein by reference to Exhibit 10.1 of the Current Report of United America Indemnity, Ltd. on Form 8-K filed on August 17, 2009 (File No. 000-50511)).

(d)(12)	Amendment to the Amended and Restated Employment Agreement for Larry A. Frakes, entered into on March 15, 2011 and effective as of July 2, 2010 (incorporated herein by reference to Exhibit 10.13 of our annual report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 000-50511)).

(d)(13)	Executive Employment Agreement, dated July 28, 2008, between United National Insurance Company and J. Scott Reynolds (incorporated herein by reference to Exhibit 10.22 to the annual report of United America Indemnity, Ltd. on Form 10-K for the fiscal year ended December 31, 2008 (File No. 000-34809)).

(d)(14)	Retention Agreement between Penn-America Insurance Company and Matthews B. Scott, dated March 15, 2011 (incorporated herein by reference to Exhibit 10.19 of our annual report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 000-34809)).

(d)(15)	Executive Employment Agreement, dated as of November 15, 2009, between Wind River Reinsurance Company, Ltd. and Troy W. Santora (incorporated herein by reference to Exhibit 10.26 to the annual report of United America Indemnity, Ltd. on Form 10-K for the fiscal year ended December 31, 2009 (File No. 000-50511)).

(d)(16)	Retention Agreement between Wind River Reinsurance Company, Ltd. and Troy W. Santora, dated March 15, 2011 (incorporated herein by reference to Exhibit 10.21 of our annual report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 000-34809)).

(d)(17)	Executive Employment Agreement, dated as of December 8, 2009, between United America Indemnity, Ltd. and Thomas M. McGeehan (incorporated herein by reference to Exhibit 10.27 to the annual report of United America Indemnity, Ltd. on Form 10-K for the fiscal year ended December 31, 2009 (File No. 000-50511)).

(d)(18)	Retention Agreement between United America Indemnity, Ltd. and Thomas M. McGeehan, dated March 15, 2011. (incorporated herein by reference to Exhibit 10.23 of our annual report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 000-34809))

(d)(19)	Retention Agreement between Diamond State Insurance Company and David J. Myers, dated March 15, 2011 (incorporated herein by reference to Exhibit 10.24 of our annual report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 000-34809)).

(d)(20)	Subscription and Backstop Agreement, dated as of March 16, 2009, between United America Indemnity, Ltd., U.N. Holdings (Cayman) II, Ltd., and Fox Paine & Company, LLC (incorporated herein by reference to Exhibit 10.1 to the Current Report of United America Indemnity, Ltd. on Form 8-K filed on March 17, 2009 (File No. 000-50511)).

(d)(21)	Management Agreement, dated as of September 5, 2003, by and among United National Group, Ltd., Fox Paine & Company, LLC and The AMC Group, L.P. with related Indemnity Letter (incorporated herein by reference to Exhibit 10.3 of Amendment No. 1 to the Registration Statement of United America Indemnity, Ltd. on Form S-1 (Registration No. 333-108857) filed on October 28, 2003) (File No. 000-50511)).

(d)(22)	Amendment No. 1 to the Management Agreement, dated as of May 25, 2006, by and among United America Indemnity, Ltd., Fox Paine & Company, LLC and Wind River Holdings, L.P., formerly The AMC Group, L.P. (incorporated herein by reference to Exhibit 10.3 of the Current Report of United America Indemnity, Ltd. on Form 8-K filed on June 1, 2006) (File No. 000-50511)).

(d)(23)	Letter Agreement, dated March 16, 2011, assigning the 2003 Management Agreement (as amended) and related indemnity agreement, by and among United America Indemnity, Ltd., Global Indemnity (Cayman) Ltd. and Fox Paine & Company, LLC (incorporated herein by reference to Exhibit 10.26 of our annual report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 000-34809)).

(d)(24)	Guaranties, dated March 15, 2011, provided by each of United America Indemnity, Ltd., Wind River Reinsurance Company, Ltd., and Global Indemnity Group, Inc., in each case in favor of Fox Paine & Company, LLC, relating to the obligations of Global Indemnity (Cayman) Ltd. under the Letter Agreement, dated March 15, 2011 (incorporated herein by reference to Exhibit 10.27 of our annual report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 000-34809)).

(g)	None.

(h)	None.

*	Previously filed with the Schedule TO on May 9, 2012.